Exhibit 99.1
Gambling.com Group Limited Announces Secondary Offering of Ordinary Shares by Selling Shareholders
Charlotte, NC, June 14, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”) today announced the launch of an underwritten secondary offering of 4,250,000 of its ordinary shares by Edison Partners IX, LP, Mark Blandford and Gerard J. Hall (collectively, the “Selling Shareholders”). The Selling Shareholders expect to grant the underwriters a 30-day option to purchase up to 637,500 additional ordinary shares. The offering consists entirely of the Company’s ordinary shares to be sold by the Selling Shareholders and will not change the number of the Company’s shares that are outstanding. The Company will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholders.
Jefferies and Stifel are acting as joint lead book-running managers for the offering. B. Riley Securities, BTIG and Craig-Hallum are also acting as book-running managers for the offering.
The ordinary shares in this offering are being offered pursuant to a shelf registration statement on Form F-3 filed by the Company with the Securities and Exchange Commission (“SEC”) on May 18, 2023 and declared effective on May 26, 2023. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC and may be obtained, when available, from: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by phone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, Maryland 21202; Attention: Syndicate Department, telephone: (855) 300-7136, email: syndprospectus@stifel.com; or by accessing the SEC’s website at www.sec.gov. The final terms of the offering will be disclosed in a final prospectus supplement to be filed by the Company with the SEC.
This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.
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For further information, please contact:
Investors:
Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com
Media:
Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements regarding the completion of the proposed offering, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. These risks, uncertainties, contingencies, and changes in circumstances relate, among other things, to fluctuations in the Company’s share price, changes in market conditions and satisfaction of customary closing conditions related to the proposed public offering. Our actual results, performance, or achievements, including our ability to conduct and complete a public offering of our ordinary shares held by selling shareholders on terms acceptable to us or our selling shareholders or at all, could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors. Such factors include the uncertainties, contingencies, and changes in circumstances discussed under “Item 3. Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the US Securities and Exchange Commission (the “SEC”) on March 23, 2023, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.